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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                           Commission File Number:  1-7953
                                                                   --------

                             RIO ALGOM LIMITED
-------------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)

                   SUITE 3400, 66 WELLINGTON STREET WEST,
                             TORONTO, ONTARIO,
                               M5H 1N6 CANADA
                               (416) 868-7544
-------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   7.05% DEBENTURES DUE NOVEMBER 1, 2005
-------------------------------------------------------------------------------
          (Title of each class of securities covered by this Form)

             9 3/8% PREFERRED SECURITIES DUE SEPTEMBER 30, 2047
-------------------------------------------------------------------------------
        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)      |_|     Rule 12h-3(b)(1)(ii)   |_|
             Rule 12g-4(a)(1)(ii)     |_|     Rule 12h-3(b)(2)(i)    |_|
             Rule 12g-4(a)(2)(i)      |_|     Rule 12h-3(b)(2)(ii)   |_|
             Rule 12g-4(a)(2)(ii)     |_|     Rule 15d-6             |X|
             Rule 12h-3(b)(1)(i)      |X|

Approximate number of holders of record as of the certification or notice date:  16

          Pursuant to the requirements of the Securities Exchange Act of 1934, Rio Algom Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            RIO ALGOM LIMITED





DATE:  July 21, 2003                        By: /s/ Glen Kellow
                                               -----------------------------
                                               Name:  Glen Kellow
                                               Title: Chief Financial Officer